Exhibit 1
                                                                       ---------

For Immediate Release                                           28 December 2005


                              WPP GROUP PLC ("WPP")

                  Leading US marketing and interactive agency,
                        Bridge Worldwide, joins Wunderman

WPP announces leading US marketing and interactive agency, Bridge Worldwide ("Bridge"), is to join WPP company Wunderman, the global relationship marketing agency. Bridge specialises in Fortune 100 consumer packaged goods and healthcare.

Founded in 1979 and based in Cincinnati, Ohio, Bridge is a top-40 interactive agency, employing 120 people. Using the internet as the hub of many of its marketing programs, the agency's results-driven work, based on measurable returns on investment, has built consumer relationships for some of the world's best known brands including Procter & Gamble and other leading multinational companies.

Bridge's audited revenues for the year ended 31 December 2004 were US$10.2 million with net assets at completion of US$1.8 million.

The acquisition of Bridge enhances Wunderman's online and healthcare expertise and continues WPP's strategy of developing its networks in fast growing markets and sectors.

For further information, please contact:

Feona McEwan, WPP 44-20 7408 2204
www.wpp.com